P.E. 1/1/02

FORM 6 - K

02012286

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of January, 2002

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is the Registrant's announcements, as follows:

Date	Subject
January, 28,2002	Mr. Avi Wertheim, the new Chairman of the Board of Directors of B.O.S Better On-Line Solutions Ltd., shall invest $2 million in the Company

Mr. Avi Wertheim, the New Chairman of the Board of Directors of B.O.S Better On-Line Solutions Ltd., Will Invest $2 Million in the Company

TERADYON, ISRAEL – January 28, 2002 – Mr. Avi Wertheim has been appointed as Chairman of the Board of Directors of B.O.S Better On-Line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC; TASE: BOS), replacing Mr. Aharon Dovrat, who will continue to serve as a member of the Company's Board of Directors.

The Board of Directors also approved a private issuance of 1 million Ordinary Shares of the Company to Orwer Ltd., a corporation wholly-owned by Mr. Avi Wertheim, at a purchase price of $2 per share (a price slightly higher than the current market price) and an option for one year to purchase an additional 1 million Ordinary Shares of the Company, at a purchase price of $3. The issuance is subject to Shareholder approval at the Annual General Meeting scheduled for March 2002.

In addition to the private placement, M. Wertheim Holdings Ltd., a shareholder of the Company, is negotiating to purchase 500,000 Ordinary Shares from other shareholders.

BOS is currently undergoing reorganization, and effective January 31, 2002 BOS' current marketing, development, production, and support activities will be transferred to and become the responsibility and focus of BOS's subsidiary, Lynk – A Division of B.O.S Ltd., whose name, subject to shareholder approval, shall be changed to BOSCOM. Once the reorganization becomes effective, BOS will become the parent company of BOSCOM (the former Lynk Ltd), Pacific Information Systems Inc., and will hold the investment in Surf Communication Solutions. Finalization of the reorganization is subject to obtaining certain governmental approvals and the consent of the Lynk Shareholders, which the Company does not foresee any difficulties in receiving.

Israeli shareholders shall not lose the exemption from capital gain tax they have under Israeli law, as a consequence of the Company losing its "industrial corporation" status, due to the fact that as the Company has registered its shares on the Tel-Aviv Stock Exchange (trade began January 3, 2002) its Israeli stockholders may now sell their shares on the Tel-Aviv Stock Exchange without being subject to capital gain tax (under an exemption governing the sale of shares of an Israeli company traded on the Tel Aviv Stock Exchange).

Under the new reorganization, Mr. Moti Weiss, one of BOS' directors, will serve as BOS' CEO, Mr. Israel Gal will serve as President, and Mr. Eyran Noy will serve as VP of Finance, CFO and Corporate Secretary. Mr. Israel Gal has been appointed as the President and CEO of BOSCOM (Lynk Ltd.).

Mr. Avi Wertheim, 43, has been a director of BOS since July 2000. Mr. Wertheim currently serves as Chairman of the United Mizrahi Bank Ltd. – an Israeli commercial bank (traded in TASE), and Alony Hetz Properties and Investments Ltd. He also serves as a director in additional ten companies. Since 1995 he has served as a manager of M. Wertheim Holdings, and until 1994 he was a partner in a large Israeli C.P.A. firm.

Mr. Moti Weiss, 51, has been a director of BOS since July 2000, and also served as a consultant to the Company. Mr. Weiss is currently the Managing Partner of Plenus Technologies, an Israeli based venture capital fund and a board member of Tecnomatix Technologies Ltd. (NASDAQ: TCNO). From 1995 through 1999 Mr. Weiss served as CFO and later COO of Sapiens International Corporation (NASDAQ: SPNS), and from 1985 through 1995 served as CFO and later COO of Oshap Technologies Ltd.

Mr. Israel Gal, 51, is B.O.S.' founder, and has been B.O.S.' Chief Executive Officer and President from its inception in 1990. Mr. Gal was the Chairman of the Board of Directors from 1990 until 2000. From 1983 to 1989, Mr. Gal served as IBM mid-range product manager by IIS. In 1989, Mr. Gal served as the product manager for sales and marketing of IIS in the United States. In 1979, Mr. Gal co-founded Liad Electronics Ltd. where he worked until 1983. From 1976 to 1979, Mr. Gal served as research and development engineer and product manager for Elbit Ltd. Mr. Gal received a Bachelors of Science in Electronic Engineering from the Technion-Israel Institute of Technology (the "Technion").

Mr. Eyran Noy, 46, joined BOS in November 2001. From 2000 through 2001 Mr. Noy served as CEO of Isralaser Ltd., an Israeli-based company, and from 1993 through 2000 he held various positions with Indigo NV's finance department, most recently as Corporate Director of Finance. Mr. Noy holds an MBA from the Tel-Aviv University.

"I have decided to invest in the Company because I believe in the potential of its technology and personnel. The reorganization will enable BOS to centralize all industrial activities under its subsidiaries and use its available resources to seek new acquisitions in order to significantly increase its value for its shareholders", stated Mr. Aviram Wertheim.

About BOS

BOS, through its BOSCOM (Lynk Ltd.) subsidiary, specializes in delivering innovative telephony solutions for enterprises and also develops, produces and markets solutions for IBM mid-range-to-PC and LAN connectivity, including Internet/intranet, emulation gateways, and GUI, as well as printing solutions that are operating-system independent.

Pacinfo, a fully owned subsidiary, is an award-winning commercial VAR and e-commerce system solutions provider selling a wide range of network related products, and specializing in enterprise IT solutions.

Surf Communication Solutions, an affiliated company, develops and supplies software-based access solutions that are integrated into manufacturers' original equipment in the telecommunications, data communications, telephony and consumer electronics industries.

For more information, please contact Mr. Eyran Noy, CFO, at Tel. +972-4-9907-505, noy@boscom.com.
BOS Website: http://www.bosweb.com.

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward - looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities Exchange Commission.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Eyran Noy
VP Finance, CFO &
Company's Secretary

Dated: January 28 2002